SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

June 9, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Form 51-102F3

Material Change Report

  Name and Address of Company

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

  Date of Material Change

May 31, 2004.

  New Release

Microcell Telecommunications Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on May 31, 2004. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

On May 31, 2004, Microcell announced the mailing of the Directors' Circular containing the previously announced recommendation of the Board of Directors that holders of Microcell's Class A Restricted Voting Shares,
Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 not tender into the unsolicited offers from TELUS Corporation commenced on May 17, 2004.

  Full Description of Material Change

On May 31, 2004, Microcell announced the mailing of the Directors' Circular containing the previously announced recommendation of the Board of Directors that holders of Microcell's Class A Restricted Voting Shares,
Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 not tender into the unsolicited offers from TELUS Corporation commenced on May 17, 2004. The mailing has been completed by June 1, 2004.
The Directors' Circular is also available on SEDAR at www.sedar.com and on Microcell's web site at www.microcell.ca.

The Board of Directors continues its full strategic review in order to determine the best way to maximize value for all holders of securities and intends to use the time provided by Microcell's existing Shareholder Rights Plan to actively pursue all its alternatives. The Board of Directors has deferred the separation time that would otherwise have occurred under the Shareholder Rights Plan as a consequence of TELUS' offers until a date to be determined by the Board of Directors in the future.

The Company filed with the U.S. Securities and Exchange Commission an amended solicitation/recommendation statement on Schedule 14D-9, which is available at the SEC's web site at www.sec.gov.
  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

  Omitted Information

Not applicable.

  Executive Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Date of Material Change Report

June 9, 2004.

SIGNED at Montreal, Quebec.

/s/ Jocelyn Cote
--------------------------------------------------------------------
Jocelyn Cote,
Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's
Material Change Report

News Release

For immediate release

MICROCELL ANNOUNCES MAILING OF DIRECTORS' CIRCULAR

RECOMMENDING REJECTION OF OFFERS FROM TELUS CORPORATION

Montreal, May 31, 2004 - Microcell Telecommunications Inc. ("Microcell" or the "Company") (TSX: MT.A; MT.B) announced today the mailing of the Directors' Circular containing the previously announced recommendation of the Board of Directors that holders of Microcell's Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 not tender into the unsolicited offers from TELUS Corporation commenced on May 17, 2004. The mailing will be completed on or before June 1, 2004. The Directors' Circular will also be available on SEDAR at www.sedar.com and on Microcell's web site at www.microcell.ca.

The Board of Directors continues its full strategic review in order to determine the best way to maximize value for all holders of securities and intends to use the time provided by Microcell's existing Shareholder Rights Plan to actively pursue all its alternatives. The Board of Directors has deferred the separation time that would otherwise have occurred under the Shareholder Rights Plan as a consequence of TELUS' offers until a date to be determined by the Board of Directors in the future.

The Company will be filing with the U.S. Securities and Exchange Commission an amended solicitation/recommendation statement on Schedule 14D-9, which will be available at the SEC's web site at www.sec.gov.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares. The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Shares may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca